[State Seal]	DEAN HELLER Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684 5708	Certificate Of Amendment (PURSUANT TO NRS 78.385 and 78.390)	Office use only: FILED #C32012-01 December 30, 2004
Important: Read attached instructions before completing form

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: SGC Holdings, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

FIFTH Article of the Articles of Incorporation to: The total number of shares authorized that may be issued by the Corporation is ONE HUNDRED  MILLION (100,000,000) with a par value of $0.001

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%

4. Effective date of filing (optional):      12/6/2004

5. Officer Signature (Required):

/s/ Christos E. Loukas	/s/ Christos E. Loukas
Christos E. Loukas, President	Christos E. Loukas, Secretary-Treasurer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.